Exhibit 99.2

CARDIOL THERAPEUTICS INC.

CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2024 AND 2023

(EXPRESSED IN CANADIAN DOLLARS)

Tel: 289 881 1111 Fax: 905 845 8615 www.bdo.ca	BDO Canada LLP 360 Oakville Place Drive, Suite 500 Oakville ON L6H 6K8 Canada

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors

Cardiol Therapeutics Inc.

Oakville, Canada

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Cardiol Therapeutics Inc. (the “Company”) as of December 31, 2024 and 2023, the related consolidated statements of loss and comprehensive loss, changes in equity and cash flows for each of the years then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024 and 2023, and the results of its operations and its cash flows for the years then ended, in conformity with International Financial Reporting Standards and International Accounting Standards as issued by the International Accounting Standards Board (IASB) and Interpretations (collectively “IFRS Accounting Standards”).

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Chartered Professional Accountants, Licensed Public Accountants

We have served as the Company's auditor since 2018.

Oakville, Canada

March 31, 2025

BDO Canada LLP, a Canadian limited liability partnership, is a member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

Cardiol Therapeutics Inc.

Consolidated Statements of Financial Position

(Expressed in Canadian Dollars)

	As at	As at
	December 31,	December 31,
	2024	2023
ASSETS
Current assets
Cash and cash equivalents (note 6)	$30,580,029	$34,931,778
Accounts receivable	100,366	142,745
Other receivables	261,255	137,127
Prepaid expenses	726,509	941,442
Total current assets	31,668,159	36,153,092

Non-current assets
Property and equipment (note 7)	195,592	337,058
Intangible assets (note 8)	—	210,358
Total assets	$31,863,751	$36,700,508

EQUITY AND LIABILITIES

Current liabilities
Accounts payable and accrued liabilities (note 17)	$6,976,736	$8,041,485
Current portion of lease liability (note 9)	33,009	15,808
Derivative liability (note 10)	—	238,176
Total current liabilities	7,009,745	8,295,469

Non-current liabilities
Lease liability (note 9)	125,523	158,532
Total liabilities	7,135,268	8,454,001

Equity
Share capital (note 11)	179,335,421	148,519,136
Warrants (note 13)	—	3,517,867
Contributed surplus	24,647,163	18,786,306
Deficit	(179,254,101)	(142,576,802)
Total equity	24,728,483	28,246,507
Total equity and liabilities	$31,863,751	$36,700,508

The accompanying notes to the consolidated financial statements are an integral part of these consolidated financial statements.

Commitments (note 15)

Subsequent events (notes 8 and 12)

Approved on behalf of the Board:

“David Elsley”, Director	“Guillermo Torre-Amione”, Director

Cardiol Therapeutics Inc.

Consolidated Statements of Loss and Comprehensive Loss

(Expressed in Canadian Dollars)

	Year Ended	Year Ended
	December 31,	December 31,
	2024	2023
Operating expenses (notes 12, 16, 17)
General and administration (note 16)	$26,264,521	$15,561,217
Research and development	14,012,130	14,224,287
Loss before other income (expenses)	(40,276,651)	(29,785,504)
Interest income (note 6)	1,193,342	2,038,465
Gain (loss) on foreign exchange	2,139,611	(712,717)
Change in derivative liability (note 10)	238,176	181,725
Other income (note 18)	28,223	149,739
Net loss and comprehensive loss for the year	$(36,677,299)	$(28,128,292)

Basic and diluted net loss per share (note 14)	$(0.51)	$(0.44)
Weighted average number of common shares outstanding	71,567,755	64,463,087

The accompanying notes to the consolidated financial statements are an integral part of these consolidated financial statements.

Cardiol Therapeutics Inc.

Consolidated Statements of Cash Flows

(Expressed in Canadian Dollars)

	Year Ended	Year Ended
	December 31,	December 31,
	2024	2023
Operating activities
Net loss and comprehensive loss for the year	$(36,677,299)	$(28,128,292)
Adjustments for:
Depreciation of property and equipment	162,756	163,911
Amortization of intangible assets	210,358	84,444
Share-based compensation (note 12)	14,277,406	4,156,762
Change in derivative liability	(238,176)	(181,725)
Unrealized foreign exchange gain on cash	(1,890,071)	(762,039)
Accretion on lease liability	25,724	15,926
Shares for services	—	16,449
Changes in non-cash working capital items:
Accounts receivable	42,379	67,178
Other receivables	(124,128)	133,147
Prepaid expenses	214,933	546,471
Accounts payable and accrued liabilities	(1,064,749)	(1,292,673)
Net cash used in operating activities	(25,060,867)	(25,180,441)

Investing activities
Purchase of property and equipment	(21,290)	(64,312)
Net cash used in investing activities	(21,290)	(64,312)

Financing activities
Issuance of units	21,355,588	—
Share issuance costs	(2,651,229)	—
Proceeds from stock options exercised	177,510	—
Payment of lease liability	(41,532)	(55,376)
Net cash provided by (used in) financing activities	18,840,337	(55,376)
Net change in cash and cash equivalents	(6,241,820)	(25,300,129)
Cash and cash equivalents, beginning of year	34,931,778	59,469,868
Impact of foreign exchange on cash and cash equivalents	1,890,071	762,039
Cash and cash equivalents, end of year	$30,580,029	$34,931,778

The accompanying notes to the consolidated financial statements are an integral part of these consolidated financial statements.

Cardiol Therapeutics Inc.

Consolidated Statements of Changes in Equity

(Expressed in Canadian Dollars)

	Share capital			Contributed
	Number	Amount	Warrants	surplus	Deficit	Total
Balance, December 31, 2022	64,042,536	$147,545,399	$3,517,867	$15,586,832	$(114,448,510)	$52,201,588
Restricted share units exercised	704,743	957,288	—	(957,288)	—	—
Shares for services	5,000	16,449	—	—	—	16,449
Share-based compensation (note 12)	—	—	—	4,156,762	—	4,156,762
Performance share units exercised	600,000	—	—	—	—	—
Net loss and comprehensive loss for the year	—	—	—	—	(28,128,292)	(28,128,292)
Balance, December 31, 2023	65,352,279	$148,519,136	$3,517,867	$18,786,306	$(142,576,802)	$28,246,507
Issuance of common shares	9,703,125	21,355,588	—	—	—	21,355,588
Share issuance costs	—	(2,651,229)	—	—	—	(2,651,229)
Fair value of expired warrants	—	—	(3,517,867)	3,517,867	—	—
Restricted share units exercised	2,378,588	3,436,775	—	(3,436,775)	—	—
Stock options exercised	175,000	177,510	—	—	—	177,510
Fair value of stock options exercised	—	99,263	—	(99,263)	—	—
Share-based compensation (note 12)	—	—	—	14,277,406	—	14,277,406
Performance share units exercised	5,000,000	8,398,378	—	(8,398,378)	—	—
Net loss and comprehensive loss for the year	—	—	—	—	(36,677,299)	(36,677,299)
Balance, December 31, 2024	82,608,992	$179,335,421	$—	$24,647,163	$(179,254,101)	$24,728,483

The accompanying notes to the consolidated financial statements are an integral part of these consolidated financial statements.

Cardiol Therapeutics Inc.

Notes to Consolidated Financial Statements

Years Ended December 31, 2024 and 2023

(Expressed in Canadian Dollars)

1.	Nature of operations

Cardiol Therapeutics Inc. was incorporated under the laws of the Province of Ontario on January 19, 2017. The Corporation’s registered and legal office is located at 2265 Upper Middle Rd. E., Suite 602, Oakville, Ontario, L6H 0G5, Canada.

Cardiol Therapeutics Inc. and its subsidiary (the “Corporation” or “Cardiol”) is a clinical-stage life sciences company focused on developing anti-inflammatory and anti-fibrotic therapies for the treatment of heart disease. The Corporation’s lead small molecule drug candidate, CardiolRxTM (cannabidiol) oral solution, is pharmaceutically manufactured and in clinical development for use in the treatment of heart disease.

On December 20, 2018, the Corporation completed its initial public offering on the Toronto Stock Exchange (the “TSX”). As a result, the Corporation’s common shares commenced trading on that date on the TSX under the symbol “CRDL”. On August 10, 2021, the Corporation’s common shares commenced trading on The Nasdaq Capital Market under the symbol “CRDL”.

2.Material accounting policy information

a)	Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards and International Accounting Standards as issued by the International Accounting Standards Board (IASB) and Interpretations (collectively “IFRS Accounting Standards”).

These consolidated financial statements have been prepared on a historical cost basis. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting except for cash flow information.

The policies applied in these consolidated financial statements are based on IFRS Accounting Standards issued and outstanding as of March 31, 2025, the date the Board of Directors approved the statements.

b)Future accounting policies

(i)IFRS 18 - Presentation and disclosure in financial statements

In April 2024, the IASB issued IFRS 18, focusing on presentation and disclosure in financial statements. Key changes would impact the structure of the consolidated statement of loss and comprehensive loss and amendments to disclosure requirements for certain profit or loss performance measures. IFRS 18 will replace IAS 1, effective reporting period beginning on January 1, 2027. This will also impact comparative information at the point of adoption.

An assessment of the applicability of the new standard will be performed on the consolidated financial statements to which the pronouncement applies.

Cardiol Therapeutics Inc.

Notes to Consolidated Financial Statements

Years Ended December 31, 2024 and 2023

(Expressed in Canadian Dollars)

2.	Material accounting policy information (continued)

c)Basis of consolidation

These consolidated financial statements consolidate the accounts of Cardiol Therapeutics Inc. and its wholly owned subsidiary, Cardiol Therapeutics USA Inc. (“Cardiol USA”), incorporated under the laws of Delaware. Control exists when the investor is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. The subsidiary is fully consolidated from the date on which control is obtained and is de-consolidated from the date control ceases. Intercompany transactions and balances are eliminated.

d)Functional and presentation currency

These consolidated financial statements are presented in Canadian dollars, being the functional currency of the Corporation. The functional currency for the Corporation is determined by the currency of the primary economic environment in which it operates (the “functional currency”). At the end of each reporting year, monetary assets and liabilities denominated in foreign currencies are translated at the rates of exchange prevailing at that date; non-monetary assets and liabilities carried at fair value that are denominated in foreign currencies are translated at the rates of exchange prevailing at the date when fair value was determined; and non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are not retranslated. Such exchange differences arising from retranslation at year-end are recognized in the statement of loss and comprehensive loss.

e)	Financial instruments

Recognition

The Corporation recognizes a financial asset or financial liability on the statement of financial position when it becomes party to the contractual provisions of the financial instrument. Financial assets are initially measured at fair value and are derecognized either when the Corporation has transferred substantially all the risks and rewards of ownership of the financial asset, or when cash flows expire. Financial liabilities are initially measured at fair value and are derecognized when the obligation specified in the contract is discharged, cancelled, or expired.

A write-off of a financial asset (or a portion thereof) constitutes a derecognition event. A write-off occurs when the Corporation has no reasonable expectations of recovering the contractual cash flows on a financial asset.

Classification and Measurement

The Corporation determines the classification of its financial instruments at initial recognition. Financial assets and financial liabilities are classified according to the following measurement categories:

●	those to be measured subsequently at fair value, either through profit or loss (“FVTPL”) or through other comprehensive income (“FVTOCI”); and,
●	those to be measured subsequently at amortized cost.

The classification and measurement of financial assets after initial recognition at fair value depends on the business model for managing the financial asset and the contractual terms of the cash flows. Financial assets that are held within a business model whose objective is to collect the contractual cash flows, and that have contractual cash flows that are solely payments of principal and interest on the principal outstanding, are generally measured at amortized cost at each subsequent reporting period. All other financial assets are measured at their fair values at each subsequent reporting period, with any changes recorded through profit or loss or through other comprehensive income (which designation is made as an irrevocable election at the time of recognition).

Cardiol Therapeutics Inc.

Notes to Consolidated Financial Statements

Years Ended December 31, 2024 and 2023

(Expressed in Canadian Dollars)

2.Material accounting policy information (continued)

e)Financial instruments (continued)

Classification and Measurement (continued)

After initial recognition at fair value, financial liabilities are classified and measured at either:

●	amortized cost;
●	FVTPL, if the Corporation has made an irrevocable election at the time of recognition, or when required (for items such as instruments held for trading or derivatives); or,
●	FVTOCI, when the change in fair value is attributable to changes in the Corporation’s credit risk.

The Corporation reclassifies financial assets when and only when its business model for managing those assets changes. Financial liabilities are not reclassified.

Transaction costs that are directly attributable to the acquisition or issuance of a financial asset or financial liability classified as subsequently measured at amortized cost are included in the fair value of the instrument on initial recognition. Transaction costs for financial assets and financial liabilities classified at fair value through profit or loss are expensed in profit or loss.

The Corporation’s financial assets consist of cash and cash equivalents and accounts receivable, which are classified and measured at amortized cost. The Corporation’s financial liabilities consist of accounts payable and accrued liabilities, and lease liability which are classified and measured at amortized cost, and derivative liabilities which are classified and measured at FVTPL.

Impairment

The Corporation assesses all information available, including on a forward-looking basis the expected credit losses associated with any financial assets carried at amortized cost. The impairment methodology applied depends on whether there has been a significant increase in credit risk. To assess whether there is a significant increase in credit risk, the Corporation compares the risk of a default occurring on the asset as at the reporting date with the risk of default as at the date of initial recognition based on all information available, and reasonable and supportive forward-looking information.

f)	Impairment of non-financial assets

At the end of each reporting period, the Corporation reviews the carrying amounts of its non-financial assets to determine whether there is any indication that those assets have suffered an impairment loss. Where such an indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss. The recoverable amount is the higher of an asset’s fair value less cost to sell and its value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment loss is recognized immediately in the statement of loss and comprehensive loss.

Cardiol Therapeutics Inc.

Notes to Consolidated Financial Statements

Years Ended December 31, 2024 and 2023

(Expressed in Canadian Dollars)

2. Material accounting policy information (continued)

g)	Property and equipment

Property and equipment are stated at cost, less accumulated depreciation and accumulated impairment losses. The initial cost of an asset comprises its purchase price or construction cost, any costs directly attributable to bringing the asset into operation, the initial estimate of the rehabilitation obligation, and for qualifying assets, borrowing costs. The purchase price or construction cost is the aggregate amount paid and fair value of any other consideration given to acquire the asset. When parts of an item of property and equipment have different useful lives, they are accounted for as separate items (major components) of property and equipment.

Property and equipment are amortized as follows:

Computer equipment	30% per annum
Office equipment	20% per annum
Equipment	30% per annum
Right-of-use asset	straight-line basis over the term of the lease
Leasehold improvements	straight-line basis over the term of the lease

An item of property and equipment and any significant part initially recognized is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the statement of loss and comprehensive loss when the asset is derecognized. The assets’ residual values, useful lives, and methods of depreciation are reviewed each reporting period, and adjusted prospectively if appropriate.

h)	Cash and cash equivalents

Cash and cash equivalents in the statements of financial position comprise cash at banks and short-term bank deposits with original maturity of three months or less. The Corporation’s cash is invested with major financial institutions in business accounts that are available on demand by the Corporation for its programs.

i)	Research and development costs

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is expensed as incurred. Development activities involve a plan or design for the production of new or substantially improved products and processes. A development expenditure is capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development and to use or sell the asset. These criteria are usually met when a regulatory filing has been made in a major market and approval is considered highly probable. The expenditure capitalized includes the cost of materials, direct labour, and overhead costs that are directly attributable to preparing the asset for its intended use. During the years ended December 31, 2024, and 2023, no development expenditures were capitalized.

Cardiol Therapeutics Inc.

Notes to Consolidated Financial Statements

Years Ended December 31, 2024 and 2023

(Expressed in Canadian Dollars)

2. Material accounting policy information (continued)

j)	Income taxes

Income tax on the profit or loss for the years presented comprises current and deferred tax. Income tax is recognized in profit or loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at year end, adjusted for amendments to tax payable with regards to previous years.

Deferred tax is provided using the asset and liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Temporary differences are not provided for goodwill not deductible for tax purposes and the initial recognition of assets or liabilities that affect neither accounting nor taxable profit. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the financial position reporting date.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. To the extent that the Corporation does not consider it probable that a deferred tax asset will be recovered, it provides a valuation allowance against that excess.

k)	Loss per share

The Corporation presents basic and diluted loss per share data for its common shares, calculated by dividing the loss attributable to common shareholders of the Corporation by the weighted average number of common shares outstanding during the year. Diluted loss per share is determined by adjusting the loss attributable to common shareholders and the weighted average number of common shares outstanding for the effects of all instruments outstanding that may add to the total number of common shares.

l)	Intangible assets

Intangible assets are stated at cost, less accumulated amortization and accumulated impairment losses. Intangible assets with finite useful lives are amortized over their estimated useful lives. The exclusive global license’s useful life was 9 years.

m)	Share-based transactions

The fair value of share-based transactions is recognized as an expense with a corresponding increase in equity. An individual is classified as an employee when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee, including directors of the Corporation.

The fair value of awards issued to employees is measured at the grant date and recognized on a graded-vesting basis over the period during which the awards vest. Awards issued to non-employees are measured at the fair value of the goods or services received or the fair value of the equity instruments issued if it is determined the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received. The fair value of the awards granted to employees is measured using the Black-Scholes option pricing model, taking into account the terms and conditions upon which the awards were granted. Consideration paid for the shares on the exercise of share-based payment is credited to share capital. At each financial position reporting date, the amount recognized as an expense is adjusted to reflect the actual number of awards that are expected to vest.

Cardiol Therapeutics Inc.

Notes to Consolidated Financial Statements

Years Ended December 31, 2024 and 2023

(Expressed in Canadian Dollars)

2. Material accounting policy information (continued)

n)	Investment tax credits

The investment tax credits (“ITC”) are amounts considered recoverable from the Canadian federal and provincial governments under the Scientific Research & Experimental Development (“SR&ED”) incentive program. The amounts claimed under the program represent amounts based on management estimates of eligible research and development costs incurred during the year. Realization is subject to government approval. Refundable ITCs claimed relating to qualifying expenditures are recorded to other income.

3.Significant accounting judgements and estimates

The preparation of these consolidated financial statements requires management to make certain estimates, judgments, and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. These consolidated financial statements include estimates that, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the consolidated financial statements and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and in future periods, if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions, and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Critical accounting estimates

Significant assumptions about the future that management has made that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

●	the valuation of performance share units;
●	the valuation of the derivative liability;
●	the estimate of the percentage of completion of certain research and development agreements;
●	the valuation of income tax accounts; and
●	the initial valuation and estimated useful lives of intangible assets.

Critical accounting judgments

●	management applied judgment in determining the functional currency of the Corporation as Canadian dollars;
●	management applied judgment in determining whether performance conditions on share-based awards were market or non-market, and whether the fair value of the goods or services provided by certain non-employees could be reliably measured; and
●	management applied judgment in determining the Corporation’s ability to continue as a going concern. The Corporation has incurred significant losses since inception. Management determined that a material going concern uncertainty does not exist due to the sufficient working capital to support their planned expenditure levels. Further financing may come from product sales, licensing arrangements, research and commercial development partnerships, government grants, and/or corporate finance arrangements.

Cardiol Therapeutics Inc.

Notes to Consolidated Financial Statements

Years Ended December 31, 2024 and 2023

(Expressed in Canadian Dollars)

4.Capital risk management

The Corporation manages its capital to ensure sufficient financial flexibility to achieve the ongoing business objectives including research activities, funding of future growth opportunities and pursuit of acquisitions.

The Corporation monitors its capital structure and makes adjustments according to market conditions in an effort to meet its objectives given the current outlook of the business and industry in general. The Corporation may manage its capital structure by issuing new shares, repurchasing outstanding shares, adjusting capital spending, or disposing of assets. The capital structure is reviewed by management and the Board of Directors on an ongoing basis.

The Corporation considers its capital to be equity, comprising share capital, warrants, and contributed surplus less accumulated deficit, which at December 31, 2024 totaled $24,728,483 (December 31, 2023 - $28,246,507).

The Corporation manages capital through its financial and operational forecasting processes. The Corporation reviews its working capital and forecasts its future cash flows based on operating expenditures, and other investing and financing activities. The forecast is updated based on activities related to its research programs and reviewed with the Board of Directors of the Corporation.

The Corporation is not currently subject to any capital requirements imposed by a lending institution or regulatory body. The Corporation expects that its capital resources will be sufficient to discharge its liabilities as of the current statement of financial position date.

5. Financial instruments and risk management

Fair value

The Corporation provides information about its financial instruments measured at fair value at one of three levels according to the relative reliability of the inputs used to estimate the fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The three levels of the fair value hierarchy are as follows:

●	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;
●	Level 2: inputs other than quotes prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and
●	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The Corporation’s derivative liabilities were measured at fair value Level 3 (see note 10). The fair value of all other financial instruments approximates their carrying amounts due to the relatively short period to maturity.

Financial risks

The Corporation’s activities expose it to a variety of financial risks: credit risk, liquidity risk, and market risk (including interest rate and foreign currency risk).

There were no changes to credit risk, liquidity risk, or market risk for the year ended December 31, 2024. Risk management is carried out by the Corporation’s management team under policies approved by the Board of Directors. The Board of Directors also provides regular guidance for overall risk management.

Cardiol Therapeutics Inc.

Notes to Consolidated Financial Statements

Years Ended December 31, 2024 and 2023

(Expressed in Canadian Dollars)

5.Financial instruments and risk management (continued)

Financial risks (continued)

(i)	Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Corporation’s financial instruments that are exposed to concentrations of credit risk relate primarily to cash and cash equivalents and accounts receivable.

The Corporation mitigates its risk by maintaining its funds with large reputable financial institutions, from which management believes the risk of loss to be minimal. Accounts receivable includes interest receivable relating to guaranteed investment certificates held with large reputable financial institutions, as well as trade receivables. The Corporation’s management considers that all the above financial assets are of good credit quality.

(ii)	Liquidity risk

Liquidity risk is the risk that the Corporation encounters difficulty in meeting its obligations associated with financial liabilities. Liquidity risk includes the risk that, as a result of operational liquidity requirements, the Corporation will not have sufficient funds to settle a transaction on the due date; will be forced to sell financial assets at a value which is less than what they are worth; or may be unable to settle or recover a financial asset. Liquidity risk arises from accounts payable and accrued liabilities, and the lease liability. The Corporation limits its exposure to this risk by closely monitoring their cash flow.

The following table presents the contractual maturities of the financial liabilities as of December 31, 2024:

	Carrying	Payable
As at December 31, 2024	amount	within 1 year	1-3 years	4-5 years	Total
Accounts payable and accrued liabilities	$6,976,736	$6,976,736	$—	$—	$6,976,736
Lease liability	411,017	107,222	214,444	89,351	411,017
	$7,387,753	$7,083,958	$214,444	$89,351	$7,387,753

(iii)	Market risk

Market risk is the risk of loss that may arise from changes in market factors, such as interest rates and foreign exchange rates.

(a)	Interest rate risk

The Corporation currently does not have any short-term or long-term debt that is variable interest bearing and, as such, the Corporation’s current exposure to interest rate risk is minimal.

(b)	Foreign currency risk

Foreign exchange risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in the foreign exchange rates. The Corporation enters into foreign currency purchase transactions and has assets that are denominated in foreign currencies and thus is exposed to the financial risk of earnings fluctuations arising from changes in foreign exchange rates and the degree of volatility of these rates. The Corporation does not currently use derivative instruments to reduce its exposure to foreign currency risk.

The Corporation holds balances in U.S. dollars which could give rise to exposure to foreign exchange risk. Sensitivity to a plus or minus 10% change in the foreign exchange rate of the U.S. dollar against the Canadian dollar would affect the reported loss and comprehensive loss by approximately $1,985,000 (December 31, 2023 - $2,770,000).

Cardiol Therapeutics Inc.

Notes to Consolidated Financial Statements

Years Ended December 31, 2024 and 2023

(Expressed in Canadian Dollars)

6.Cash and cash equivalents

Interest earned on cash and cash equivalents for the year ended December 31, 2024, amounted to $1,193,342 (year ended December 31, 2023 -$2,038,465).

7.Property and equipment

	Right-of-		Leasehold	Office	Computer
Cost	use asset	Equipment	improvements	equipment	equipment	Total
Balance, December 31, 2022	$200,319	$171,864	$237,248	$66,864	$112,290	$788,585
Additions	140,919	47,945	—	—	16,367	205,231
Balance, December 31, 2023	341,238	219,809	237,248	$66,864	$128,657	$993,816
Additions	—	—	—	—	21,290	21,290
Disposals	—	(46,855)	—	—	—	(46,855)
Balance, December 31, 2024	$341,238	$172,954	$237,248	$66,864	$149,947	$968,251

	Right-of-		Leasehold	Office	Computer
Accumulated Depreciation	use asset	Equipment	improvements	equipment	equipment	Total
Balance, December 31, 2022	$143,577	$94,961	$156,712	$33,728	$63,869	$492,847
Depreciation for the year	53,091	36,761	50,840	6,627	16,592	163,911
Balance, December 31, 2023	$196,668	$131,722	$207,552	$40,355	$80,461	$656,758
Depreciation for the year	63,984	26,426	29,696	5,302	17,994	143,402
Disposals	—	(27,501)	—	—	—	(27,501)
Balance, December 31, 2024	$260,652	$130,647	$237,248	$45,657	$98,455	$772,659

	Right-of-		Leasehold	Office	Computer
Carrying value	use asset	Equipment	improvements	equipment	equipment	Total
Balance, December 31, 2023	$144,570	$88,087	$29,696	$26,509	$48,196	$337,058
Balance, December 31, 2024	$80,586	$42,307	$—	$21,207	$51,492	$195,592

Cardiol Therapeutics Inc.

Notes to Consolidated Financial Statements

Years Ended December 31, 2024 and 2023

(Expressed in Canadian Dollars)

8.Intangible assets

Exclusive global
Cost	license agreement
Balance, December 31, 2023, and December 31, 2024	$767,228

Exclusive global
Accumulated Amortization	license agreement
Balance, December 31, 2023	$556,870
Amortization for the year	63,333
Write-off	147,025
Balance, December 31, 2024	$767,228

Exclusive global
Carrying Value	license agreement
Balance, December 31, 2023	$210,358
Balance, December 31, 2024	$—

Exclusive global agreement (“Meros License Agreement”)

In 2017, the Corporation was granted by Meros Polymers Inc. (“Meros”) the sole, exclusive, irrevocable license to patented nanotechnologies for use with any drugs to diagnose, or treat, cardiovascular disease, cardiopulmonary disease, and cardiac arrhythmias. Meros is focused on the advancement of nanotechnologies developed at the University of Alberta.

Under the Meros License Agreement, Cardiol agreed to certain milestones and milestone payments, including the following: (i) payment of $100,000 upon enrolling the first patient in a Phase IIB clinical trial designed to investigate the safety and indications of efficacy of one of the licensed technologies; (ii) payment of $500,000 upon enrolling the first patient in a Pivotal Phase III clinical trial designed to investigate the safety and efficacy of one of the licensed technologies; (iii) $1,000,000 upon receiving regulatory approval from the FDA for any therapeutic and/or prophylactic treatment incorporating the licensed technologies. No milestone payments have been earned or made to date. Cardiol also agreed to pay Meros the following royalties:

(a)5% of worldwide proceeds of net sales of the licensed technologies containing cannabinoids, excluding non-royalty sub-license income in (b) below, that Cardiol receives from human and animal disease indications and derivatives as outlined in the Meros License Agreement;
(b)7% of any non-royalty sub-license income that Cardiol receives from human and animal disease indications and derivatives for licensed technologies containing cannabinoids as outlined in the Meros License Agreement;
(c)3.7% of worldwide proceeds of net sales that Cardiol receives from the licensed technology in relation to human and animal cardiovascular and/or cardiopulmonary disease, heart failure, and/or cardiac arrhythmia diagnosis and/or treatments using the drugs, excluding cannabinoids included in (a) above, outlined in the Meros License Agreement; and
(d)5% of any non-royalty sub-license income that Cardiol receives in relation to any human and animal heart disease, heart failure and/or arrhythmias indications, excluding cannabinoids included in (b) above, as outlined in the Meros License Agreement.

Cardiol Therapeutics Inc.

Notes to Consolidated Financial Statements

Years Ended December 31, 2024 and 2023

(Expressed in Canadian Dollars)

8.Intangible assets (continued)

Exclusive global agreement (“Meros License Agreement”) (continued)

In addition, as part of the consideration under the Meros License Agreement, Cardiol (i) issued to Meros 1,020,000 common shares; and (ii) issued to Meros 1,020,000 special warrants convertible automatically into common shares for no additional consideration upon the first patient being enrolled in a Phase 1 clinical trial using the licensed technologies as described in the Meros License Agreement. As of December 31, 2024, and the date of these financial statements, this condition had not been met. During 2024, Cardiol determined the Meros License Agreement was to be terminated and the remaining intangible asset has been expensed. Subsequent to December 31, 2024, the Agreement was terminated and the special warrants expired unexercised.

9.Lease liability

Carrying
Value
Balance, December 31, 2022	$72,871
Additions (i)	140,919
Repayments	(55,376)
Accretion	15,926
Balance, December 31, 2023	$174,340
Repayments	(41,532)
Accretion	25,724
Balance, December 31, 2024	$158,532
Current portion	33,009
Long-term portion	$125,523

(i)When measuring the lease liability for the property lease that was classified as an operating lease, the Corporation discounted the lease payments using its incremental borrowing rate. The original property lease had an expiration date of May 31, 2024, and the lease payments were discounted with a 9% interest rate. During the year ended December 31, 2023, the property lease was extended to October 30, 2028. The lease liability was revalued as of the extension date with lease payments discounted with a 15% interest rate.

10.Derivative liability

On November 5, 2021, the Corporation issued 8,175,000 warrants as part of a unit financing. Each warrant is exercisable into one common share at the price of USD$3.75 per share for a period of three years from closing. The original estimated fair value of $11,577,426 was assigned to the 8,175,000 warrants issued by using a fair value market technique incorporating the Black-Scholes option pricing model, with the following assumptions: a risk-free interest rate of 1.01%; an expected volatility factor of 81%; an expected dividend yield of 0%; and an expected life of 3 years. The only significant unobservable input is the volatility, which could cause an increase or decrease in fair value. The warrants have been classified as a derivative liability on the statement of financial position and are re-valued at each reporting date, as the warrants were issued in a currency other than the Corporation’s functional currency. As at December 31, 2024, the fair value of the derivative liability was $nil (December 31, 2023 - $238,176), resulting in a decrease in the value of the derivative liability for the year ended December 31, 2024, of $238,176 (year ended December 31, 2024 - $181,725). During 2024, all 8,175,000 warrants expired unexercised.

Cardiol Therapeutics Inc.

Notes to Consolidated Financial Statements

Years Ended December 31, 2024 and 2023

(Expressed in Canadian Dollars)

10.Derivative liability (continued)

Significant assumptions used in determining the fair value of the derivative warrant liabilities are as follows:

	Year Ended
	December 31,
	2023
Share price	USD$	0.84
Exercise price	USD$	3.75
Risk-free interest rate		3.91%
Expected volatility		90%
Expected life in years		0.85
Expected dividend yield		Nil

11.Share capital

a)	Authorized share capital

The authorized share capital consists of an unlimited number of common shares. The common shares do not have a par value. All issued shares are fully paid.

b)	Common shares issued

	Number of
	common
	shares	Amount
Balance, December 31, 2022	64,042,536	$147,545,399
Shares for services (i)	5,000	16,449
Restricted share units exercised (note 12)	704,743	957,288
Performance share units exercised (note 12)	600,000	—
Balance, December 31, 2023	65,352,279	$148,519,136
Issuance of common shares (ii)	9,703,125	21,355,588
Share issuance cost (ii)	—	(2,651,229)
Restricted share units exercised (note 12)	2,378,588	3,436,775
Stock options exercised (note 12)	175,000	177,510
Fair value of stock options exercised (note 12)	—	99,263
Performance share units exercised (note 12)	5,000,000	8,398,378
Balance, December 31, 2024	82,608,992	$179,335,421

(i)During the year ended December 31, 2023, the Corporation issued 5,000 common shares with a fair value of $3,550. The fair value of the shares was determined to be equal to the value of the services rendered. Included in shares for services is $12,899 related to vesting of previously issued shares.

(ii)In October 2024, the Corporation closed a public offering of 9,703,125 common shares at a price of US$1.60 per common share for gross proceeds of US$15,525,000 ($21,355,588). The underwriters were paid cash fees of US$931,500 ($1,281,335).

Cardiol Therapeutics Inc.

Notes to Consolidated Financial Statements

Years Ended December 31, 2024 and 2023

(Expressed in Canadian Dollars)

12.Share-based payments

The Corporation has adopted an Omnibus Equity Incentive Plan in accordance with the policies of the TSX, which permits the grant or issuance of options, Restricted Share Units (“RSUs”), Performance Share Units (“PSUs”), and Deferred Share Units (“DSUs”), as well as other share-based payment arrangements. The maximum number of shares that may be issued upon the exercise or settlement of awards granted under the plan may not exceed 15% of the Corporation’s issued and outstanding shares from time to time. The Board of Directors determines the price per common share and the number of common shares which may be allotted to directors, officers, employees, and consultants, and all other terms and conditions of the option, subject to the rules of the TSX.

During the year ended December 31, 2024, the total expenses related to share-based compensation amounted to $14,277,406 (year ended December 31, 2023 - $4,156,762). All outstanding awards are settleable with common shares and not cash.

(a)   Stock Options

	Number of	Weighted average
	stock options	exercise price ($)
Balance, December 31, 2022	1,968,476	$3.52
Issued	880,000	1.58
Expired	(1,115,976)	3.65
Balance, December 31, 2023	1,732,500	$2.44
Issued	485,000	2.53
Expired	(555,000)	2.15
Exercised (i)	(175,000)	1.01
Balance, December 31, 2024	1,487,500	$2.76

(i)The weighted average share price on date of exercise was $2.62.

At the grant date, the fair value of stock options issued was estimated using the Black-Scholes option pricing model based on the following weighted average assumptions:

	Year Ended	Year Ended
	December 31,	December 31,
	2024	2023
Fair value of stock options at grant date	$1.77	$0.64
Share price	$2.78	$1.09
Exercise price	$2.53	$1.58
Risk-free interest rate	3.77%	3.91%
Expected volatility	93%	89%
Expected life in years	3.25	4.09
Expected dividend yield	Nil	Nil

Cardiol Therapeutics Inc.

Notes to Consolidated Financial Statements

Years Ended December 31, 2024 and 2023

(Expressed in Canadian Dollars)

12.Share-based payments (continued)

(a)   Stock Options (continued)

The following table reflects the actual stock options issued and outstanding as of December 31, 2024:

		Weighted average		Number of
		remaining	Number of	options
	Exercise	contractual	options	vested
Expiry date	price ($)	life (years)	outstanding	(exercisable)
February 23, 2025 (i)	3.54	0.15	20,000	20,000
August 19, 2025	2.12	0.63	100,000	100,000
August 30, 2025	5.00	0.66	80,000	80,000
April 1, 2026	5.77	1.25	60,000	60,000
September 10, 2026	1.44	1.69	25,000	25,000
December 8, 2026	3.59	1.94	325,000	325,000
January 11, 2027	2.18	2.03	220,000	146,667
March 1, 2027	2.56	2.16	350,000	262,500
May 12, 2027	1.46	2.36	70,000	46,667
September 12, 2027	1.61	2.70	207,500	138,334
July 7, 2029	2.07	4.52	30,000	—
	2.76	1.97	1,487,500	1,204,168

(i)Subsequent to December 31, 2024, 20,000 options expired unexercised.

(ii)Subsequent to December 31, 2024, 1,200,000 options were granted.

(b)   Performance Share Units

Number of
PSUs
Balance, December 31, 2022	600,000
Issued (i)	2,000,000
Redeemed (ii)	(600,000)
Balance, December 31, 2023	2,000,000
Issued (i)	3,000,000
Redeemed (iii)	(5,000,000)
Balance, December 31, 2024	—

(i)Grants of PSUs require completion of certain performance criteria specific to each grant. As the fair value of the services for all PSUs issued cannot be reliably measured, the fair value was determined on the basis of the equity issued. The fair value of PSUs granted was determined based on the Corporation’s share price, adjusted by the estimated likelihood of the performance conditions being met.

(ii)The weighted average share price on date of exercise was $1.39.

(iii)The weighted average share price on date of exercise was $2.31.

Cardiol Therapeutics Inc.

Notes to Consolidated Financial Statements

Years Ended December 31, 2024 and 2023

(Expressed in Canadian Dollars)

12.Share-based payments (continued)

(c)   Restricted Share Units

Number of
RSUs
Balance, December 31, 2022	2,312,963
Issued (i)	2,100,000
Expired	(163,333)
Redeemed (ii)	(704,743)
Balance, December 31, 2023	3,544,887
Issued (i)	3,686,000
Redeemed (iii)	(2,378,588)
Balance, December 31, 2024	4,852,299

(i)The fair value of RSUs granted was determined based on the Corporation’s share price.

(ii)The weighted average share price on date of exercise was $1.16.

(iii)The weighted average share price on date of exercise was $1.85.

The following table reflects the actual RSUs issued and outstanding as of December 31, 2024:

	Weighted
	average		Number of
	remaining	Number of	RSUs
	contractual	RSUs	vested
Expiry date	life (years)	outstanding	(exercisable)
July 31, 2025	0.58	1,496,335	1,363,001
October 31, 2025	0.83	34,214	34,214
July 10, 2027	2.52	3,321,750	804,250
	1.91	4,852,299	2,201,465

13.Warrants

	Number of
	warrants	Amount
Balance, December 31, 2022 and December 31, 2023	11,628,178	$3,517,867
Expired	(11,628,178)	(3,517,867)
Balance, December 31, 2024	—	$—

14.Loss per share

For the year ended December 31, 2024, basic and diluted loss per share has been calculated based on the loss attributable to common shareholders of $36,677,299 (year ended December 31, 2023 - $28,128,292) and the weighted average number of common shares outstanding of 71,567,755 (year ended December 31, 2023 - 64,463,087). Diluted loss per share did not include the effect of stock options, PSUs, RSUs, and warrants as they are anti-dilutive.

Cardiol Therapeutics Inc.

Notes to Consolidated Financial Statements

Years Ended December 31, 2024 and 2023

(Expressed in Canadian Dollars)

15.Commitments

(i)The Corporation has leased premises with third parties. The minimum committed lease payments, which include the lease liability payments shown as base rent, are approximately as follows:

	Base rent	Variable rent	Total
2025	$55,376	$51,846	$107,222
2026	55,376	51,846	107,222
2027	55,376	51,846	107,222
2028	46,146	43,205	89,351
	$212,274	$198,743	$411,017

(ii)The Corporation has signed various agreements with consultants to provide services. Under the agreements, the Corporation has the following remaining commitments.

2025	$166,844
Total	$166,844

(iii)	Pursuant to the terms of agreements with various other contract research organizations, the Corporation is committed for the following contract research services:

2025	$2,018,692
2026	52,039
2027	21,825
2028	30,096
Total	$2,122,652

16.Other expenses

The following details highlight certain components of the research and development and general and administration expenses classified by nature. Remaining research and development and operating expenses include personnel costs and expenses paid to third parties:

	Year Ended	Year Ended
	December 31,	December 31,
	2024	2023
General and administration expenses
Depreciation of property and equipment	$162,756	$163,911
Amortization of intangible assets	$210,358	$84,444
Non-cash share-based compensation	$12,916,462	$3,806,912

Research and development expenses
Non-cash share-based compensation	$1,360,944	$349,850

Cardiol Therapeutics Inc.

Notes to Consolidated Financial Statements

Years Ended December 31, 2024 and 2023

(Expressed in Canadian Dollars)

17.Related party transactions

(a)	The Corporation entered into the following transactions with related parties:
(i)Included in research and development expense $1,233,301 for the year ended December 31, 2023, paid to a company previously related to a director. As at December 31, 2023, $416,792 was owed to this company and this amount was included in accounts payable and accrued liabilities.
(b)Key management personnel are those persons having authority and responsibility for planning, directing, and controlling the activities of the Corporation directly or indirectly, including any directors (executive and non-executive) of the Corporation. Remuneration of directors and key management personnel of the Corporation, except as noted in (a) above, was as follows:

	Year Ended	Year Ended
	December 31,	December 31,
	2024	2023
Salaries and benefits	$2,949,120	$2,779,707
Share-based payments	2,966,651	985,174
	$5,915,771	$3,764,881

As at December 31, 2024, $nil (December 31, 2023 - $nil) was owed to key management personnel.

18.Income taxes

The income tax allowance differs from the amount resulting from the application of the combined Canadian income tax rate as follows:

	Year Ended	Year Ended
	December 31, 2024	December 31, 2023
Loss before income taxes	$(36,677,299)	$(28,128,292)
Statutory income tax rate	26.50%	26.50%
Expected income tax recovery	$(9,719,484)	$(7,453,997)
Non-taxable income or non-deductible expenses	3,222,344	791,087
Tax rate differential and other	(25,426)	(73,479)
Unapplied non-capital losses	6,522,566	6,736,389
	$—	$—

During the year ended December 31, 2024, the Corporation received refundable investment tax credits (“ITCs”), for qualifying scientific research and experimental development (“SRED”) expenses, of $28,223 related to its 2022 Canadian income tax return. The Corporation intends to claim non-refundable ITCs on its 2023 and 2024 Canadian income tax returns. The amount of the qualifying SRED expenses and ITCs are unknown at the date of the audit report.

Cardiol Therapeutics Inc.

Notes to Consolidated Financial Statements

Years Ended December 31, 2024 and 2023

(Expressed in Canadian Dollars)

18.Income taxes (continued)

Deferred taxes are a result of temporary differences that arise due to the differences between the income tax values and the carrying amount of assets and liabilities. The significant components of the deferred tax assets and liabilities not recognized as at December 31, 2024 and 2023 are as follows:

	Year Ended	Year Ended
	December 31,	December 31,
	2024	2023
Unrecognized deferred tax assets: Non-capital losses carried forward	$137,626,777	$112,996,570
Share issue costs	177,577	354,182
Scientific Research & Experimental Development	12,340,372	7,707,728
Total unrecognized deferred tax asset	$150,144,726	$121,058,480

The tax losses expire between 2036 and 2044. The other temporary differences do not expire under current legislation.

2036	$1,368,251
2037	5,394,543
2038	636,497
2039	9,573,962
2040	15,090,249
2041	26,175,446
2042	28,977,384
2043	25,780,238
2044	24,630,207
$137,626,777

As at December 31, 2024, the Corporation had scientific research and experimental development deduction carryforward balance of $12,340,372 (December 31, 2023 - $7,707,728).